AGCO Corporation 4205 River Green Parkway Duluth, GA USA 30096-2568 www.agcocorp.com Telephone 770.813.9200

June 27, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Eduardo Aleman
Staff Attorney

Re:	AGCO Corporation
Registration Statement on Form S-4
Registration No. 333-125255

Dear Mr. Aleman:

          With reference to the above-referenced Registration Statement, the undersigned hereby requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 10:00 a.m. on June 29, 2005, or as soon thereafter as is practicable given that the exchange offer that is the subject of said Registration Statement is currently scheduled to expire at midnight on June 29.

          In making this request, the undersigned acknowledges that:

•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the undersigned does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Any questions or comments should be directed to Thomas J. Schramkowski at (404) 885-3386.

Very truly yours, AGCO CORPORATION
By:	/s/ Andrew H. Beck
Andrew H. Beck
Senior Vice President and Chief Financial Officer

cc:      Thomas J. Schramkowski, Esq.